Execution Version

FIRST LIEN INTERCREDITOR AGREEMENT
Among
Concordia International Corp.,
the other Grantors party hereto,
GOLDMAN SACHS BANK USA,
as Credit Agreement Collateral Agent for the Credit Agreement Secured Parties

U.S. Bank National Association,
as the Notes Collateral Agent for the Indenture Secured Parties

and
each Additional Agent from time to time party hereto

dated as of October 13, 2016

FIRST LIEN INTERCREDITOR AGREEMENT dated as of October 13, 2016 (as amended, supplemented or otherwise modified from time to time, this “Agreement”), among Concordia International Corp., a corporation amalgamated under the laws of the province of Ontario (the “Borrower”), the other Grantors (as defined below) party hereto, Goldman Sachs Bank USA, as collateral agent for the Credit Agreement Secured Parties (as defined below) (in such capacity and together with its successors in such capacity, the “Credit Agreement Collateral Agent”) and U.S. Bank National Association, as collateral agent for the Indenture Secured Parties (as defined below) (in such capacity and together with its successors in such capacity, the “Notes Collateral Agent”) and each Additional Agent from time to time party hereto for the Additional First Lien Secured Parties of the Series with respect to which it is acting in such capacity.

In consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Credit Agreement Collateral Agent (for itself and on behalf of the Credit Agreement Secured Parties), the Notes Collateral Agent (for itself and on behalf of the Indenture Secured Parties) and each Additional Agent (for itself and on behalf of the Additional First Lien Secured Parties of the applicable Series) agree as follows:
ARTICLE I

Definitions
SECTION 1.01     Certain Defined Terms. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Credit Agreement and the Indenture, as applicable, with the Credit Agreement controlling in the event of discrepancies, or, if defined in the New York UCC, the meanings specified therein. As used in this Agreement, the following terms have the meanings specified below:
“Additional Agent” means the collateral agent and the administrative agent and/or trustee (as applicable) or any other similar agent or Person under any Additional First Lien Documents, in each case, together with its successors in such capacity.
“Additional First Lien Debt Facility” means one or more debt facilities, commercial paper facilities or indentures for which the requirements of Section 5.14 of this Agreement have been satisfied, in each case with banks, other lenders or trustees, providing for revolving credit loans, term loans, letters of credit, notes or other borrowings, in each case, as amended, restated, supplemented or otherwise modified, refinanced or replaced from time to time; provided that neither the Credit Agreement nor the Indenture shall constitute an Additional First Lien Debt Facility at any time.
“Additional First Lien Documents” means, with respect to any Series of Additional First Lien Obligations, the notes, credit agreements, indentures, security documents and other operative agreements evidencing or governing such indebtedness, and each other agreement entered into for the purpose of securing any Series of Additional First Lien Obligations.
“Additional First Lien Obligations” means, with respect to any Additional First Lien Debt Facility, (a) all principal of, and interest (including, without limitation, any interest, fees and other amounts which accrue after the commencement of any Insolvency or Liquidation Proceeding, whether or not allowed or allowable as a claim in any such proceeding) payable with respect to, such Additional First Lien Debt Facility, (b) all other amounts payable to the related Additional First Lien Secured Parties under the related Additional First Lien Documents and (c) any renewals or extensions of the foregoing.

“Additional First Lien Secured Party” means, with respect to any Series of Additional First Lien Obligations, the holders of such Additional First Lien Obligations, the Additional Agent with respect thereto, any trustee or agent or any other similar agent or Person therefor under any related Additional First Lien Documents and the beneficiaries of each indemnification obligation undertaken by the Borrower or any Grantor under any related Additional First Lien Documents.
“Agreement” has the meaning assigned to such term in the preamble hereto.
“Applicable Authorized Representative” means, with respect to any Shared Collateral, (i) until the earlier of (x) the Discharge of First Lien Obligations that are Credit Agreement Obligations and (y) the Non-Applicable Authorized Representative Enforcement Date, the Credit Agreement Collateral Agent and (ii) from and after the earlier of (x) the Discharge of First Lien Obligations that are Credit Agreement Obligations and (y) the Non-Applicable Authorized Representative Enforcement Date, the Major Non-Applicable Authorized Representative.
“Bankruptcy Code” means Title 11 of the United States Code, as amended.
“Bankruptcy Law” means the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), the Companies (Jersey) Law 1991, the Bankruptcy (Désastre) (Jersey) Law, the Swedish Bank-ruptcy Act (Sw. Konkurslag (1987:672)) and the Swedish Act on Reconstruction (Sw. Lag om företags-rekonstruktion (1996:764)) each as amended, and any other federal, state, province or foreign law for the relief of debtors, or any arrangement, reorganization, insolvency, moratorium, assignment for the benefit of creditors, any other marshalling of the assets or liabilities of the Borrower or any of its Restricted Subsidiaries, or similar law affecting creditors’ rights generally.
“Borrower” has the meaning assigned to such term in the preamble hereto.
“Collateral” means all assets and properties subject to Liens created pursuant to any First Lien Security Documents to secure one or more Series of First Lien Obligations.
“Collateral Agent” means (i) in the case of any Credit Agreement Obligations, the Credit Agreement Collateral Agent, (ii) in the case of the Indenture Obligations, the Notes Collateral Agent, and (iii) in the case of any Series of Additional First Lien Obligations or Additional First Lien Secured Parties that become subject to this Agreement after the date hereof, the Additional Agent named for such Series in the applicable Joinder Agreement.
“Controlling Secured Parties” means, with respect to any Shared Collateral, the Series of First Lien Secured Parties whose Collateral Agent is the Applicable Authorized Representative for such Shared Collateral.
“Credit Agreement” means that certain Credit Agreement dated as of October 21, 2015, and as further amended, restated, supplemented, increased or otherwise modified, Refinanced or replaced from time to time, among the Borrower, the guarantors party thereto, the lenders from time to time party thereto, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the other parties thereto.
“Credit Agreement Collateral Agent” has the meaning assigned to such term in the preamble hereto.

“Credit Agreement Obligations” means the “Obligations” as defined in the Credit Agreement (including, for the avoidance of doubt, the “Parallel Liability” as defined in the Credit Agreement).
“Credit Agreement Secured Parties” means the “Secured Parties” as defined in the Credit Agreement.
“Credit Agreement Security Agreements” means the “Security Agreements” as defined in the Credit Agreement.
“DIP Financing” has the meaning assigned to such term in Section 2.05(b).
“DIP Financing Liens” has the meaning assigned to such term in Section 2.05(b).
“DIP Lenders” has the meaning assigned to such term in Section 2.05(b).
“Discharge” means, with respect to any Shared Collateral and any Series of First Lien Obligations, the date on which such Series of First Lien Obligations is no longer secured by such Shared Collateral. The term “Discharged” shall have a corresponding meaning.
“Discharge of First Lien Obligations” means, with respect to any Shared Collateral, the Discharge of the applicable First Lien Obligations with respect to such Shared Collateral; provided that a Discharge of First Lien Obligations shall not be deemed to have occurred in connection with a Refinancing of such First Lien Obligations with additional First Lien Obligations secured by such Shared Collateral under an Additional First Lien Document which has been designated in writing by the applicable Collateral Agent (under First Lien Obligation so Refinanced) or by the Borrower, in each case, to each other Collateral Agent as a “First Lien Obligation” for purposes of this Agreement.
“Event of Default” means an “Event of Default” (or any other similarly defined term) as defined in any Secured Credit Document.
“First Lien Obligations” means, collectively, (i) the Credit Agreement Obligations, (ii) the Indenture Obligations and (iii) each Series of Additional First Lien Obligations.
“First Lien Secured Parties” means (i) the Credit Agreement Secured Parties, (ii) the Indenture Secured Parties and (iii) the Additional First Lien Secured Parties with respect to each Series of Additional First Lien Obligations.
“First Lien Security Documents” means the Credit Agreement Security Agreements, the other Collateral Documents (as defined in the Credit Agreement), the Notes Security Agreements, the other Collateral Documents (as defined in the Indenture) and each other agreement entered into in favor of any Collateral Agent for the purpose of securing any Series of First Lien Obligations.
“Grantors” means the Borrower and each other Subsidiary of the Borrower which has granted a security interest pursuant to any First Lien Security Document to secure any Series of First Lien Obligations. The Grantors existing on the date hereof are the Borrower and each party set forth on Annex I hereto.
“Impairment” has the meaning assigned to such term in Section 1.03.

“Indenture” means that certain Indenture dated as of October 13, 2016, among the Borrower, the guarantors party thereto and U.S. Bank National Association, as trustee and collateral agent, as such Indenture may be amended, restated, supplemented, increased or otherwise modified, Refinanced or replaced.
“Indenture Obligations” means the “Obligations” as defined in the Notes U.S. Security Agreement (including, for the avoidance of doubt, the “Parallel Obligations” as defined in the Indenture).
“Indenture Secured Parties” means the “Secured Parties” as defined in the Notes U.S. Security Agreement.
“Insolvency or Liquidation Proceeding” means:
(1)    any case or proceeding commenced by or against the Borrower or any other Grantor under any Bankruptcy Law, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Borrower or any other Grantor, any receivership or assignment for the benefit of creditors relating to the Borrower or any other Grantor or any similar case or proceeding relative to the Borrower or any other Grantor or its creditors, as such, in each case whether or not voluntary;
(2)    any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Borrower or any other Grantor, in each case whether or not voluntary and whether or not involving bankruptcy, désastre or insolvency; or
(3)    any other proceeding of any type or nature in which substantially all claims of creditors of the Borrower or any other Grantor are determined and any payment or distribution is or may be made on account of such claims.
“Intervening Creditor” shall have the meaning assigned to such term in Section 2.01(a).
“Joinder Agreement” means a supplement to this Agreement in the form of Annex II hereof required to be delivered by an Additional Agent to the Applicable Authorized Representative pursuant to Section 5.14 hereof in order to establish an additional Series of Additional First Lien Obligations and become Additional First Lien Secured Parties hereunder.
“Major Non-Applicable Authorized Representative” means, with respect to any Shared Collateral, the Collateral Agent (other than the Credit Agreement Collateral Agent) of the Series of First Lien Obligations that constitutes the largest outstanding principal amount of any then outstanding Series of First Lien Obligations (excluding the Series of Credit Agreement Obligations) with respect to such Shared Collateral, but solely to the extent that such Series of First Lien Obligations has a larger aggregate principal amount than the Series of Credit Agreement Obligations then outstanding.
“New York UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York.
“Non-Applicable Authorized Representative” means, at any time with respect to any Shared Collateral, any Collateral Agent that is not the Applicable Authorized Representative at such time with respect to such Shared Collateral.
“Non-Applicable Authorized Representative Enforcement Date” means, with respect to any Non-Applicable Authorized Representative, the date which is 180 days (throughout which 180 day period such Non-Applicable Authorized Representative was the Major Non-Applicable Authorized Representative) after the occurrence of both (i) an Event of Default under and as defined in the Secured Credit Documents under which such Non-Applicable Authorized Representative is the Major Non-Applicable Authorized Representative and (ii) the Applicable Authorized Representative and each other Collateral Agent’s receipt of written notice from such Major Non-Applicable Authorized Representative certifying that (x) such Non-Applicable Authorized Representative is the Major Non-Applicable Authorized Representative and that an Event of Default under and as defined in the Secured Credit Documents under which such Non-Applicable Authorized Representative is the Collateral Agent has occurred and is continuing and (y) the First Lien Obligations of the Series with respect to which such Major Non-Applicable Authorized Representative is the Collateral Agent are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of the applicable Secured Credit Documents; provided that the Non-Applicable Authorized Representative Enforcement Date shall be stayed and shall not occur and shall be deemed not to have occurred with respect to any Shared Collateral (1) at any time the Applicable Authorized Representative has commenced and is diligently pursuing any enforcement action with respect to such Shared Collateral or (2) at any time the Grantor which has granted a security interest in such Shared Collateral is then a debtor under or with respect to (or otherwise subject to) any Insolvency or Liquidation Proceeding.
“Non-Controlling Secured Parties” means, with respect to any Shared Collateral, the First Lien Secured Parties which are not Controlling Secured Parties with respect to such Shared Collateral.
“Notes Collateral Agent” has the meaning assigned to such term in the preamble hereto.
“Notes Security Agreements” means the “Security Agreements” as defined in the Indenture.
“Notes U.S. Security Agreement” means the “Pledge and Security Agreement” as defined in the Indenture.
“Possessory Collateral” means any Shared Collateral in the possession of any Collateral Agent (or its agents or bailees), to the extent that possession thereof perfects a Lien thereon under the Uniform Commercial Code of any jurisdiction, PPSA or any other applicable law. Possessory Collateral includes, without limitation, any certificated securities, share certificates, Promissory Notes, Instruments, and Chattel Paper, in each case, delivered to or in the possession of the Collateral Agent under the terms of the First Lien Security Documents.
“Post-Petition Interest” means any interest or entitlement to fees or expenses or other charges that accrue after the commencement of any Insolvency or Liquidation Proceeding, whether or not allowed or allowable as a claim in any such Insolvency or Liquidation Proceeding.
“PPSA” means the Personal Property Security Act (Ontario), including the regulations thereto, provided that if perfection or the effect of perfection or non-perfection or the priority of any Lien created hereunder or under any other Loan Document on the Shared Collateral is governed by the personal property security legislation or other applicable legislation with respect to personal property security in effect in a jurisdiction in Canada other than the Province of Ontario, “PPSA” means the Personal Property Security Act or such other applicable legislation (including the Civil Code (Quebec)) in effect from time to time in such other jurisdiction in Canada for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.
“Proceeds” has the meaning assigned to such term in Section 2.01(a).

“Refinance” means, in respect of any indebtedness, to refinance, extend, renew, defease, amend, increase, modify, supplement, restructure, refund, replace or repay, or to issue other indebtedness or enter alternative financing arrangements, in exchange or replacement for such indebtedness (in whole or in part), including by adding or replacing lenders, creditors, agents, borrowers and/or guarantors, and including in each case, but not limited to, after the original instrument giving rise to such indebtedness has been terminated and including, in each case, through any credit agreement, indenture or other agreement. “Refinanced” and “Refinancing” have correlative meanings.
“Secured Credit Document” means (i) the Credit Agreement, the Credit Agreement Security Agreements and each other Credit Document (as defined in the Credit Agreement), (ii) the Indenture, the Notes (as defined in the Indenture), the Notes Security Agreements and each other Collateral Document (as defined in the Indenture) and (iii) each Additional First Lien Document.
“Senior Class Debt” shall have the meaning assigned to such term in Section 5.14.
“Senior Class Debt Parties” shall have the meaning assigned to such term in Section 5.14.
“Senior Class Debt Representative” shall have the meaning assigned to such term in Section 5.14.
“Senior Lien” means the Liens on the Collateral in favor of the First Lien Secured Parties under the First Lien Security Documents.
“Series” means (a) with respect to the First Lien Secured Parties, each of (i) the Credit Agreement Secured Parties (in their capacities as such), (ii) the Indenture Secured Parties (in their capacity as such) and (iii) the Additional First Lien Secured Parties that become subject to this Agreement after the date hereof that are represented by a common Collateral Agent (in its capacity as such for such Additional First Lien Secured Parties) and (b) with respect to any First Lien Obligations, each of (i) the Credit Agreement Obligations, (ii) the Indenture Obligations and (iii) the Additional First Lien Obligations incurred pursuant to any Additional First Lien Debt Facility or any related Additional First Lien Documents, which pursuant to any Joinder Agreement, are to be represented hereunder by a common Collateral Agent (in its capacity as such for such Additional First Lien Obligations).
“Shared Collateral” means, at any time, Collateral in which the holders of two or more Series of First Lien Obligations (or their respective Collateral Agents) hold a valid and perfected security interest at such time. If more than two Series of First Lien Obligations are outstanding at any time and the holders of less than all Series of First Lien Obligations hold a valid and perfected security interest in any Collateral at such time, then such Collateral shall constitute Shared Collateral for those Series of First Lien Obligations that hold a valid and perfected security interest in such Collateral at such time and shall not constitute Shared Collateral for any Series which does not have a valid and perfected security interest in such Collateral at such time. To the extent the First Lien Secured Parties that are purported to have a valid and perfected security interest in the shares of Abcur AB receive any proceeds of the assets subject to the security interest created or purported to be created under the Swedish law share pledge agreement relating to the shares of Abcur AB, even if the Lien of such First Lien Secured Parties is not perfected in such assets, such assets will be considered part of the Shared Collateral.
“Swiss Security Assignment Agreement” means the Swiss law governed security assignment agreement, dated December 18, 2015, between Amdipharm AG as assignor and the Credit Agreement Collateral Agent relating to the assignment of certain receivables.

“Uniform Commercial Code” or “UCC” means the New York UCC, or the Uniform Commercial Code (or any similar or comparable legislation) of another jurisdiction, to the extent it may be required to apply to any item or items of Collateral.
SECTION 1.02     Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument, other document, statute or regulation herein shall be construed as referring to such agreement, instrument, other document, statute or regulation as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, but shall not be deemed to include the subsidiaries of such Person unless express reference is made to such subsidiaries, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections and Annexes shall be construed to refer to Articles, Sections and Annexes of this Agreement, (v) unless otherwise expressly qualified herein, the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights and (vi) the term “or” is not exclusive.
SECTION 1.03     Impairments. It is the intention of the First Lien Secured Parties of each Series that the holders of First Lien Obligations of such Series (and not the First Lien Secured Parties of any other Series) bear the risk of (i) any determination by a court of competent jurisdiction that (x) any of the First Lien Obligations of such Series are unenforceable under applicable law or are subordinated to any other obligations (other than another Series of First Lien Obligations), (y) any of the First Lien Obligations of such Series do not have an enforceable security interest in any of the Collateral securing any other Series of First Lien Obligations and/or (z) any intervening security interest exists securing any other obligations (other than another Series of First Lien Obligations) on a basis ranking prior to the security interest of such Series of First Lien Obligations but junior to the security interest of any other Series of First Lien Obligations or (ii) the existence of any Collateral for any other Series of First Lien Obligations that is not Shared Collateral (any such condition referred to in the foregoing clauses (i) or (ii) with respect to any Series of First Lien Obligations, an “Impairment” of such Series); provided that the existence of a maximum claim with respect to any mortgaged real estate which applies to all First Lien Obligations shall not be deemed to be an Impairment of any Series of First Lien Obligations. In the event of any Impairment with respect to any Series of First Lien Obligations, the results of such Impairment shall be borne solely by the holders of such Series of First Lien Obligations, and the rights of the holders of such Series of First Lien Obligations (including, without limitation, the right to receive distributions in respect of such Series of First Lien Obligations pursuant to Section 2.01) set forth herein shall be modified to the extent necessary so that the effects of such Impairment are borne solely by the holders of the Series of such First Lien Obligations subject to such Impairment. Additionally, in the event the First Lien Obligations of any Series are modified pursuant to applicable law (including, without limitation, pursuant to Section 1129 of the Bankruptcy Code or any equivalent provision of any other Bankruptcy Law), any reference to such First Lien Obligations or the Secured Credit Documents governing such First Lien Obligations shall refer to such obligations or such documents as so modified.

ARTICLE II

Priorities and Agreements with Respect to Shared Collateral
SECTION 2.01     Priority of Claims.
(a)    Anything contained herein or in any of the Secured Credit Documents to the contrary notwithstanding (but subject to Section 1.03), if an Event of Default has occurred and is continuing, and the Applicable Authorized Representative is taking action to enforce rights in respect of any Shared Collateral, or any distribution is made in respect of any Shared Collateral in any Insolvency or Liquidation Proceeding of the Borrower or any other Grantor (including any adequate protection payments) or any First Lien Secured Party receives any payment pursuant to any intercreditor agreement (other than this Agreement) with respect to any Shared Collateral, the proceeds of any sale, collection or other liquidation of any such Shared Collateral by any Collateral Agent or any First Lien Secured Party and proceeds of any such distribution or payment (all proceeds of any sale, collection or other liquidation of any Shared Collateral and all proceeds of any such distribution or payment being collectively referred to as “Proceeds”), shall be applied (i) FIRST, to the payment of all amounts owing to each Collateral Agent (in its capacity as such) pursuant to the terms of any Secured Credit Document, (ii) SECOND, subject to Section 1.03, to the payment in full of the First Lien Obligations of each Series on a ratable basis, with such Proceeds to be applied to the First Lien Obligations of a given Series in accordance with the terms of the applicable Secured Credit Documents and (iii) THIRD, after the Discharge of all First Lien Obligations, to the Borrower and the other Grantors or their successors or assigns, as their interests may appear, or to whosoever may be lawfully entitled to receive the same, or as a court of competent jurisdiction may direct; provided that following the commencement of any Insolvency or Liquidation Proceeding with respect to the Borrower or any other Grantor, solely for purposes of this Section 2.01(a) and not any other documents governing First Lien Obligations, in the event the value of the Shared Collateral is not sufficient for the entire amount of Post-Petition Interest on the First Lien Obligations to be allowed under Section 506(a) and (b) of the Bankruptcy Code or any other applicable provision of the Bankruptcy Code or other Bankruptcy Law in such Insolvency or Liquidation Proceeding, the amount of First Lien Obligations of each Series of First Lien Obligations shall include only the maximum amount of Post-Petition Interest allowable under Section 506(a) and (b) of the Bankruptcy Code or any other applicable provision of the Bankruptcy Code or other Bankruptcy Law in such Insolvency or Liquidation Proceeding. Notwithstanding the foregoing, with respect to any Shared Collateral for which a third party (other than a First Lien Secured Party) has a lien or security interest that is junior in priority to the security interest of any Series of First Lien Obligations, but senior (as determined by appropriate legal proceedings in the case of any dispute) to the security interest of any other Series of First Lien Obligations (such third party an “Intervening Creditor”), the value of any Shared Collateral or Proceeds which are allocated to such Intervening Creditor shall be deducted on a ratable basis solely from the Shared Collateral or Proceeds to be distributed in respect of the Series of First Lien Obligations with respect to which such Impairment exists. If, despite the provisions of this Section 2.01(a), any First Lien Secured Party shall receive any payment or other recovery in excess of its portion of payments on account of the First Lien Obligations to which it is then entitled in accordance with this Section 2.01(a), such First Lien Secured Party shall hold such payment or recovery in trust and as agent, for purposes of Swedish law only, for the benefit of all First Lien Secured Parties for distribution in accordance with this Section 2.01(a).
(b)    It is acknowledged that the First Lien Obligations of any Series may, subject to the limitations set forth in the then extant Secured Credit Documents, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, Refinanced or otherwise amended or modified from time to time, all without affecting the priorities set forth in Section 2.01(a) or the provisions of this Agreement defining the relative rights of the First Lien Secured Parties of any Series.

(c)    Notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens securing any Series of First Lien Obligations granted on the Shared Collateral and notwithstanding any provision of the Uniform Commercial Code of any jurisdiction or the PPSA, or any other applicable law or the Secured Credit Documents, the second lien ranking under applicable law of certain First Lien Security Documents or any defect or deficiencies in the Liens securing the First Lien Obligations of any Series or any other circumstance whatsoever (but, in each case, subject to Section 1.03), each First Lien Secured Party hereby agrees that (i) the Liens securing each Series of First Lien Obligations on any Shared Collateral shall be of equal priority and (ii) the benefits and proceeds of the Shared Collateral shall be shared among the First Lien Secured Parties as provided herein.
SECTION 2.02     Actions with Respect to Shared Collateral; Prohibition on Contesting Liens.
(a)    With respect to any Shared Collateral, (i) only the Applicable Authorized Representative shall act or refrain from acting with respect to the Shared Collateral (including with respect to any intercreditor agreement with respect to any Shared Collateral) and (ii) no Non-Applicable Authorized Representative or other Non-Controlling Secured Party shall or shall instruct the Applicable Authorized Representative to, commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its security interest in or realize upon, or take any other action available to it in respect of, any Shared Collateral (including with respect to any intercreditor agreement with respect to any Shared Collateral), whether under any First Lien Security Document, applicable law or otherwise, it being agreed that only the Applicable Authorized Representative shall be entitled to take any such actions or exercise any such remedies with respect to Shared Collateral; provided that, notwithstanding the foregoing, (i) in any Insolvency or Liquidation Proceeding, any Collateral Agent or any other First Lien Secured Party may file a proof of claim or statement of interest with respect to the First Lien Obligations owed to the First Lien Secured Parties; (ii) any Collateral Agent or any other First Lien Secured Party may take any action to preserve or protect the validity and enforceability of the Liens granted in favor of First Lien Secured Parties, provided that no such action is, or could reasonably be expected to be, (A) adverse to the Liens granted in favor of the Controlling Secured Parties or the rights of the Applicable Authorized Representative or any other Controlling Secured Parties to exercise remedies in respect thereof or (B) otherwise inconsistent with the terms of this Agreement; and (iii) any Collateral Agent or any other First Lien Secured Party may file any responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any Person objecting to or otherwise seeking the disallowance of the claims of such First Lien Secured Party, including any claims secured by the Shared Collateral, in each case, to the extent not inconsistent with the terms of this Agreement. Notwithstanding the equal priority of the Liens, the Applicable Authorized Representative may deal with the Shared Collateral as if such Applicable Authorized Representative had a senior Lien on such Collateral. No Non-Applicable Authorized Representative or Non-Controlling Secured Party will contest, protest or object to any foreclosure proceeding or action brought by the Applicable Authorized Representative or Controlling Secured Party or any other exercise by the Applicable Authorized Representative or Controlling Secured Party of any rights and remedies relating to the Shared Collateral. The foregoing shall not be construed to limit the rights and priorities of any First Lien Secured Party or Collateral Agent with respect to any Collateral not constituting Shared Collateral.
(b)    Each Collateral Agent and the First Lien Secured Parties for which it is acting hereunder agree to be bound by the provisions of this Agreement.

(c)    Each of the First Lien Secured Parties agrees that it will not (and hereby waives any right to) contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the perfection, priority, validity, attachment or enforceability of a Lien held by or on behalf of any of the First Lien Secured Parties in all or any part of the Collateral, or the provisions of this Agreement; provided that nothing in this Agreement shall be construed to prevent or impair the rights of any Collateral Agent or any other First Lien Secured Party to enforce this Agreement.
SECTION 2.03     No Interference; Payment Over.
(a)    Each First Lien Secured Party agrees that (i) it will not challenge, or support any other Person in challenging, in any proceeding the validity or enforceability of any First Lien Obligations of any Series or any First Lien Security Document or the validity, attachment, perfection or priority of any Lien under any First Lien Security Document or the validity or enforceability of the priorities, rights or duties established by or other provisions of this Agreement; (ii) it will not take or cause to be taken any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the Shared Collateral by the Applicable Authorized Representative, (iii) it will not institute in any Insolvency or Liquidation Proceeding or other proceeding any claim against the Applicable Authorized Representative or any other First Lien Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Shared Collateral, and none of the Applicable Authorized Representative or any other First Lien Secured Party shall be liable for any action taken or omitted to be taken by the Applicable Authorized Representative or other First Lien Secured Party with respect to any Shared Collateral in accordance with the provisions of this Agreement, (iv) it will not seek, and hereby waives any right, to have any Shared Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Collateral and (v) it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of this Agreement; provided that nothing in this Agreement shall be construed to prevent or impair the rights of any Collateral Agent or any other First Lien Secured Party to enforce this Agreement.
(b)    Each First Lien Secured Party hereby agrees that if it shall obtain possession of any Shared Collateral or shall realize any proceeds or payment in respect of any such Shared Collateral, pursuant to any First Lien Security Document or by the exercise of any rights available to it under applicable law or in any Insolvency or Liquidation Proceeding or through any other exercise of remedies (including pursuant to any intercreditor agreement), at any time prior to the Discharge of each of the First Lien Obligations, then it shall hold such Shared Collateral, proceeds or payment in trust and as agent, for purposes of Swedish law only, for the other First Lien Secured Parties that have a security interest in such Shared Collateral and promptly transfer such Shared Collateral, Proceeds or payment, as the case may be, to the Applicable Authorized Representative, to be distributed in accordance with the provisions of Section 2.01 hereof.
SECTION 2.04     Automatic Release of Liens; Amendments to First Lien Security Documents.
(a)    If, at any time the Applicable Authorized Representative forecloses upon or otherwise exercises remedies against any Shared Collateral resulting in a sale or disposition thereof, then (whether or not any Insolvency or Liquidation Proceeding is pending at the time) the Liens in favor of each Collateral Agent for the benefit of each Series of First Lien Secured Parties upon such Shared Collateral will automatically be released and discharged in connection with the completion of such sale or disposition; provided that any proceeds of any Shared Collateral realized therefrom shall be applied pursuant to Section 2.01 hereof.

(b)    Each First Lien Secured Party agrees that each Collateral Agent may enter into any amendment to any First Lien Security Document that does not violate this Agreement.
(c)    Each Collateral Agent agrees to execute and deliver (at the sole cost and expense of the Grantors) all such authorizations and other instruments as shall reasonably be requested by the Applicable Authorized Representative to evidence and confirm any release of Shared Collateral provided for in this Section.
SECTION 2.05.     Certain Agreements with Respect to Bankruptcy or Insolvency Proceedings.
(a)    The parties acknowledge that this Agreement is a “subordination agreement” under section 510(a) of the Bankruptcy Code and shall continue in full force and effect notwithstanding the commencement of any proceeding under the Bankruptcy Code, Bankruptcy Law or any other Federal, state or foreign bankruptcy, insolvency, receivership or similar law by or against the Borrower or any of its Subsidiaries.
(b)    If the Borrower and/or any other Grantor shall become subject to any Insolvency or Liquidation Proceeding and shall, as debtor(s)-in-possession, move for approval of financing (“DIP Financing”) to be provided by one or more lenders (the “DIP Lenders”) under Section 364 of the Bankruptcy Code or any equivalent provision of any other Bankruptcy Law and/or the use of cash collateral under Section 363 of the Bankruptcy Code or any equivalent provision of any other Bankruptcy Law, each First Lien Secured Party agrees that it will raise no objection to any such financing or to the Liens on the Shared Collateral securing the same (“DIP Financing Liens”) and/or to any use of cash collateral that constitutes Shared Collateral unless the Applicable Authorized Representative, shall then oppose or object to such DIP Financing or such DIP Financing Liens and/or use of cash collateral (and (i) to the extent that such DIP Financing Liens are senior to the Liens on any such Shared Collateral for the benefit of the Controlling Secured Parties, each Non-Controlling Secured Party will subordinate its Liens with respect to such Shared Collateral on the same terms as the Liens of the Controlling Secured Parties (other than any Liens of any First Lien Secured Parties constituting DIP Financing Liens) are subordinated thereto, and (ii) to the extent that such DIP Financing Liens rank pari passu with the Liens on any such Shared Collateral granted to secure the First Lien Obligations of the Controlling Secured Parties, each Non-Controlling Secured Party will confirm the priorities with respect to such Shared Collateral as set forth herein), in each case so long as (A) the First Lien Secured Parties of each Series retain the benefit of their Liens on all such Shared Collateral pledged to the DIP Lenders, including proceeds thereof arising after the commencement of such Insolvency or Liquidation Proceeding, with the same priority vis-a-vis all the other First Lien Secured Parties (other than any Liens of the First Lien Secured Parties constituting DIP Financing Liens) as existed prior to the commencement of the Insolvency or Liquidation Proceeding, (B) the First Lien Secured Parties of each Series are granted Liens on any additional collateral pledged to any First Lien Secured Parties as adequate protection or otherwise in connection with such DIP Financing and/or use of cash collateral, with the same priority vis-a-vis the First Lien Secured Parties as set forth in this Agreement, (C) if any amount of such DIP Financing and/or cash collateral is applied to repay any of the First Lien Obligations, such amount is applied pursuant to Section 2.01 of this Agreement, and (D) if any First Lien Secured Parties are granted adequate protection with respect to First Lien Obligations subject hereto, including in the form of periodic payments, in connection with such DIP Financing and/or use of cash collateral, the proceeds of such adequate protection are applied pursuant to Section 2.01 of this Agreement; provided that the First Lien Secured Parties of each Series shall have a right to object to the grant of a Lien to secure the DIP Financing over any Collateral subject to Liens in favor of the First Lien Secured Parties of such Series or its Collateral Agent that shall not constitute Shared Collateral; and provided, further, that the First Lien Secured Parties receiving adequate protection shall not object to any other First Lien Secured Party receiving adequate protection comparable to any adequate protection granted to such First Lien Secured Parties in connection with a DIP Financing and/or use of cash collateral.
SECTION 2.06.     Reinstatement. In the event that any of the First Lien Obligations shall be paid in full and such payment or any part thereof shall subsequently, for whatever reason (including an order or judgment for disgorgement of a preference under the Bankruptcy Code, Bankruptcy Law or any similar law, or the settlement of any claim in respect thereof), be required to be returned, recovered or repaid, the terms and conditions of this Article II shall be fully applicable thereto until all such First Lien Obligations shall again have been paid in full in cash.
SECTION 2.07.     Insurance. As between the First Lien Secured Parties, the Applicable Authorized Representative shall have the right to adjust or settle any insurance policy or claim covering or constituting Shared Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding affecting the Shared Collateral.
SECTION 2.08.     Refinancings. The First Lien Obligations of any Series may be Refinanced, in whole or in part, in each case, without notice to, or the consent (except to the extent a consent is otherwise required to permit the Refinancing transaction under any Secured Credit Document) of any First Lien Secured Party of any other Series, all without affecting the priorities provided for herein or the other provisions hereof; provided that the Collateral Agent of the holders of any such Refinancing indebtedness shall have executed a Joinder Agreement on behalf of the holders of such Refinancing indebtedness.
SECTION 2.09.     Possessory Collateral Agent as Gratuitous Bailee for Perfection.
(a)    The Applicable Authorized Representative agrees to hold any Shared Collateral constituting Possessory Collateral that is part of the Shared Collateral in its possession or control (or in the possession or control of its agents or bailees) as gratuitous bailee and agent for the benefit of each other First Lien Secured Party and any assignee solely for the purpose of perfecting the security interest granted in such Possessory Collateral, if any, pursuant to the applicable First Lien Security Documents, in each case, subject to the terms and conditions of this Section 2.09; provided that at any time after the Discharge of the First Lien Obligations of the Series for which the Applicable Authorized Representative is acting, the Applicable Authorized Representative shall (at the sole cost and expense of the Grantors), promptly deliver all Possessory Collateral to the new Applicable Authorized Representative (after giving effect to the Discharge of such First Lien Obligations) together with any necessary endorsements reasonably requested by the new Applicable Authorized Representative (or make such other arrangements as shall be reasonably requested by the new Applicable Authorized Representative to allow the new Applicable Authorized Representative to obtain control of such Possessory Collateral). Pending delivery to the new Applicable Authorized Representative, each other Collateral Agent agrees to hold any Shared Collateral constituting Possessory Collateral, from time to time in its possession, as gratuitous bailee and agent for the benefit of each other First Lien Secured Party and any assignee, solely for the purpose of perfecting the security interest granted in such Possessory Collateral, if any, pursuant to the applicable First Lien Security Documents, in each case, subject to the terms and conditions of this Section 2.09.
(b)    The duties or responsibilities of the Applicable Authorized Representative and each other Collateral Agent under this Section 2.09 shall be limited solely to holding any Shared Collateral constituting Possessory Collateral as gratuitous bailee and agent for the benefit of each other First Lien Secured Party for purposes of perfecting the Lien held by such First Lien Secured Parties therein, taking into account a pledgee’s general fiduciary duty (Sw. vårdplikt) pursuant to Swedish law.

ARTICLE III

Existence and Amounts of Liens and Obligations
SECTION 3.01.     Determinations with Respect to Amounts of Liens and Obligations. Whenever any Collateral Agent shall be required, in connection with the exercise of its rights or the performance of its obligations hereunder, to determine the existence or amount of any First Lien Obligations of any Series, or the Shared Collateral subject to any Lien securing the First Lien Obligations of any Series, it may request that such information be furnished to it in writing by each other Collateral Agent and shall be entitled to make such determination on the basis of the information so furnished; provided, however, that if any Collateral Agent shall fail or refuse reasonably promptly to provide the requested information, the requesting Collateral Agent shall be entitled to make any such determination by such method as it may, in the exercise of its good faith judgment, determine, including by reliance upon a certificate of the Borrower. Each Collateral Agent may rely conclusively, and shall be fully protected in so relying, on any determination made by it in accordance with the provisions of the preceding sentence (or as otherwise directed by a court of competent jurisdiction) and shall have no liability to any Grantor, any First Lien Secured Party or any other Person as a result of such determination, except for any liability caused by its gross negligence, bad fair or willful misconduct (as found by a court of competent jurisdiction in a non-appealable judgment).
ARTICLE IV

The Applicable Authorized Representative
SECTION 4.01.     Appointment and Authority.
(a)    Each of the First Lien Secured Parties hereby irrevocably appoints and authorizes the Applicable Authorized Representative to take such actions on its behalf and to exercise such powers as are delegated to the Applicable Authorized Representative by the terms hereof, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Applicable Authorized Representative and any co-agents, sub-agents and attorneys-in-fact appointed by the Applicable Authorized Representative pursuant to the applicable Secured Credit Documents for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under any of the First Lien Security Documents, or for exercising any rights and remedies thereunder, shall be entitled to the benefits of all provisions of this Article IV and Section 9 of the Credit Agreement and the equivalent provision of the Indenture and the Notes Security Agreements and any Additional First Lien Document (as though such co-agents, sub-agents and attorneys-in-fact were the “Collateral Agent” named therein) as if set forth in full herein with respect thereto. Without limiting the foregoing, each of the First Lien Secured Parties, and each Collateral Agent, hereby agrees to provide such cooperation and assistance as may be reasonably requested by the Applicable Authorized Representative to facilitate and effect actions taken or intended to be taken by the Applicable Authorized Representative pursuant to this Article IV, such cooperation to include execution and delivery of notices, instruments and other documents as are reasonably deemed necessary by the Applicable Authorized Representative to effect such actions, and joining in any action, motion or proceeding initiated by the Applicable Authorized Representative for such purposes.
(b)    Each Non-Controlling Secured Party acknowledges and agrees that the Applicable Authorized Representative shall be entitled, for the benefit of the First Lien Secured Parties, to sell, transfer or otherwise dispose of or deal with any Shared Collateral as provided herein and in the First Lien Security Documents, without regard to any rights to which the Non-Controlling Secured Parties would otherwise be entitled as a result of their Credit Agreement Obligations, Indenture Obligations or Additional First Lien Obligations, as applicable. Without limiting the foregoing, each Non-Controlling Secured Party agrees that none of the Applicable Authorized Representative or any other First Lien Secured Party shall have any duty or obligation first to marshal or realize upon any type of Shared Collateral (or any other Collateral securing any of the First Lien Obligations), or to sell, dispose of or otherwise liquidate all or any portion of such Shared Collateral (or any other Collateral securing any First Lien Obligations), in any manner that would maximize the return to the Non-Controlling Secured Parties, notwithstanding that the order and timing of any such realization, sale, disposition or liquidation may affect the amount of proceeds actually received by the Non-Controlling Secured Parties from such realization, sale, disposition or liquidation. Each of the First Lien Secured Parties waives any claim it may now or hereafter have against the Applicable Authorized Representative or the Collateral Agent for any other Series of First Lien Obligations or any other First Lien Secured Party of any other Series arising out of (i) any actions that do not violate this Agreement which any Collateral Agent or any First Lien Secured Party takes or omits to take (including, actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any of the Collateral and actions with respect to the collection of any claim for all or any part of the First Lien Obligations from any account debtor, guarantor or any other party) in accordance with the First Lien Security Documents or any other agreement related thereto or to the collection of the First Lien Obligations or the valuation, use, protection or release of any security for the First Lien Obligations, (ii) any election by any Collateral Agent or any holders of First Lien Obligations, in any proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b) of the Bankruptcy Code or any equivalent provision of any other Bankruptcy Law or (iii) subject to Section 2.05, any borrowing by, or grant of a security interest or administrative expense priority under Section 364 of the Bankruptcy Code or any equivalent provision of any other Bankruptcy Law by, any Grantor or any of its Subsidiaries, as debtor-in-possession.
SECTION 4.02.     Rights as a First Lien Secured Party.
The Person serving as the Applicable Authorized Representative hereunder shall have the same rights and powers in its capacity as a First Lien Secured Party under any Series of First Lien Obligations that it holds as any other First Lien Secured Party of such Series and may exercise the same as though it were not the Applicable Authorized Representative and the term “First Lien Secured Party” or “First Lien Secured Parties” or (as applicable) “Credit Agreement Secured Party”, “Credit Agreement Secured Parties,” “Indenture Secured Party,” “Indenture Secured Parties,” “Additional First Lien Secured Party” or “Additional First Lien Secured Parties” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Applicable Authorized Representative hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Grantors or any Subsidiary or other Affiliate thereof as if such Person were not the Applicable Authorized Representative hereunder and without any duty to account therefor to any other First Lien Secured Party.
SECTION 4.03.     Exculpatory Provisions. The Applicable Authorized Representative shall not have any duties or obligations except those expressly set forth herein. Without limiting the generality of the foregoing, the Applicable Authorized Representative:
(i)    shall not be subject to any fiduciary or other implied duties, other than a pledg-ee’s general fiduciary duty (Sw. vårdplikt) pursuant to Swedish law, regardless of whether an Event of Default has occurred and is continuing;

(ii)    shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby; provided that the Applicable Authorized Representative shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Applicable Authorized Representative to liability or that is contrary to this Agreement or applicable law;
(iii)    shall not, except as expressly set forth herein, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to a Grantor or any of its Affiliates that is communicated to or obtained by the Person serving as the Applicable Authorized Representative or any of its Affiliates in any capacity;
(iv)    shall not be liable for any action taken or not taken by it (1) in the absence of its own gross negligence, bad faith or willful misconduct as found by a court of competent jurisdiction in a non-appealable judgment or (2) in reliance on a certificate of an authorized officer of the Borrower stating that such action is permitted by the terms of this Agreement. The Applicable Authorized Representative shall be deemed not to have knowledge of any Event of Default under any Series of First Lien Obligations unless and until written notice describing such Event of Default and referencing the applicable agreement is given to the Applicable Authorized Representative at its address as provided in Section 5.01 hereof;
(v)    shall not be responsible for or have any duty to ascertain or inquire into (1) any statement, warranty or representation made in or in connection with this Agreement or any other First Lien Security Document, (2) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (3) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (4) the validity, enforceability, effectiveness or genuineness of this Agreement, any other First Lien Security Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the First Lien Security Documents, (5) the value or the sufficiency of any Collateral for any Series of First Lien Obligations, or (6) the satisfaction of any condition set forth in any Secured Credit Document, other than to confirm receipt of items expressly required to be delivered to the Applicable Authorized Representative; and
(vi)    need not segregate money held hereunder from other funds except to the extent required by law. The Applicable Authorized Representative shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing.
SECTION 4.04. Collateral and Guaranty Matters. Each of the First Lien Secured Parties irrevocably authorizes the applicable Collateral Agent, at its option and in its discretion, to release any Lien on any property granted to or held by such Collateral Agent under any First Lien Security Document in accordance with Section 2.04.
SECTION 4.05. Amendments to Collateral Documents. Prior to the Discharge of Credit Agreement Obligations, in the event that the Credit Agreement Collateral Agent or the Credit Agreement Secured Parties enter into any amendment, waiver or consent in respect of Collateral contained in any provisions relating to the Credit Agreement Security Agreements, then such amendment, waiver or consent with respect to the Collateral shall apply automatically to any comparable provisions of each comparable First Lien Security Document without the consent of any First Lien Secured Parties and without any action by any other Collateral Agent, the Borrower or any Grantor; provided, however, that (A) such amendment, waiver or consent does not disproportionately adversely affect the rights of the other First Lien Secured Parties, or the interests of the other First Lien Secured Parties in the Collateral relative to the Credit Agreement Secured Parties, (B) any compensation or other consideration provided to consenting Credit Agreement Secured Parties by the Borrower or other Grantors shall also be provided to the other First Lien Secured Parties, (C) no such amendment, waiver or consent shall have the effect of (i) removing assets subject to the Lien of any First Lien Security Document, except to the extent that a release of such Lien is permitted under the terms of this Agreement, (ii) imposing additional duties on any other Collateral Agent without consent, or (iii) permitting other Liens on the Collateral not permitted under the terms of any First Lien Security Document and (D) prior written notice of such amendment, waiver or consent shall have been given to each other Collateral Agent. To the extent this Section 4.05 is not effective under any applicable law, the Notes Collateral Agent shall at the written request of the Borrower enter into such amendments to the Notes Security Agreements as may be necessary to give effect to the provisions of this Section 4.05.
ARTICLE V

Miscellaneous
SECTION 5.01.     Notices. All notices and other communications provided for herein (including, but not limited to, all the directions and instructions to be provided to the Applicable Authorized Representative herein by the First Lien Secured Parties) shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:
(a)    if to the Borrower or any Grantor, to the Borrower, at its address at: 227 Lakeshore Road East, Suite 302, Oakville, Ontario L6J1H9, (fax: 905-842-5154); Attention: Chief Executive Officer;
(b)    if to the Credit Agreement Collateral Agent, to it at Goldman Sachs Bank USA, 200 West Street, 16th Floor, New York, NY 10282 USA, (fax: 212-428-9270) Attn: SBD Operations;
(c)    if to the Notes Collateral Agent, to it at U.S. Bank National Association, 13737 Noel Road, North Galleria Tower #1, Suite 800, Dallas, Texas 75240 USA, (fax: 972-581-1660) Attn: Corporate Trust Services; and
(d)    if to any other Collateral Agent, to it at the address set forth in the applicable Joinder Agreement.
Any party hereto may change its address, fax number or email address for notices and other communications hereunder by notice to the other parties hereto. Unless otherwise specifically provided herein, any notice or other communication herein required or permitted to be given shall be in writing and, may be personally served, telecopied, electronically mailed or sent by courier service or U.S. mail and shall be deemed to have been given when delivered in person or by courier service, upon receipt of a telecopy or electronic mail or upon receipt via U.S. mail (registered or certified, with postage prepaid and properly addressed). For the purposes hereof, the addresses of the parties hereto shall be as set forth above or, as to each party, at such other address as may be designated by such party in a written notice to all of the other parties. As agreed to in writing among the Applicable Authorized Representative and each other Collateral Agent from time to time, notices and other communications may also be delivered by e-mail to the e-mail address of a representative of the applicable Person provided from time to time by such Person.
SECTION 5.02.     Waivers; Amendment; Joinder Agreements.

(a)    No failure or delay on the part of any party hereto in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereto are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on any party hereto in any case shall entitle such party to any other or further notice or demand in similar or other circumstances.
(b)    Neither this Agreement nor any provision hereof may be terminated, waived, amended or modified (other than pursuant to any Joinder Agreement) except pursuant to an agreement or agreements in writing entered into by each Collateral Agent. The Borrower and the other Grantors shall not have any right to consent to or approve any amendment, modification or waiver of any provision of this Agreement except to the extent their rights or obligations are adversely affected (in which case the Borrower shall have the right to consent to or approve any such amendment, modification or waiver).
(c)    Notwithstanding the foregoing, without the consent of any First Lien Secured Party, any Additional Agent may become a party hereto by execution and delivery of a Joinder Agreement in accordance with Section 5.14 of this Agreement and upon such execution and delivery, such Additional Agent and the Additional First Lien Secured Parties and Additional First Lien Obligations of the Series for which such Additional Agent is acting shall be subject to the terms hereof.
(d)    Notwithstanding the foregoing, without the consent of any other Collateral Agent or First Lien Secured Party, the Applicable Authorized Representative may effect amendments and modifications to this Agreement to the extent necessary to reflect any incurrence of any Additional First Lien Obligations in compliance with the Credit Agreement, the Indenture and any Additional First Lien Documents.
SECTION 5.03.     Parties in Interest. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, as well as the other First Lien Secured Parties, all of whom are intended to be bound by, and to be third party beneficiaries of, this Agreement.
SECTION 5.04.     Survival of Agreement. All covenants, agreements, representations and warranties made by any party in this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement.
SECTION 5.05.     Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original but all of which when taken together shall constitute a single contract. Delivery of an executed signature page to this Agreement by facsimile, PDF or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.
SECTION 5.06     Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 5.07.     Authorization. By its signature, each Person executing this Agreement on behalf of a party hereto represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement. The Credit Agreement Collateral Agent represents and warrants that this Agreement is binding upon the Credit Agreement Secured Parties. The Notes Collateral Agent represents and warrants that this Agreement is binding upon the Indenture Secured Parties. This Agreement is the “Intercreditor Agreement” under and as defined in the Indenture.
SECTION 5.08.     Submission to Jurisdiction Waivers; Consent to Service of Process. Each Collateral Agent, on behalf of itself and the First Lien Secured Parties of the Series for whom it is acting, irrevocably and unconditionally:
(a)    submits for itself and its property in any legal action or proceeding relating to this Agreement, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the courts of the State of New York sitting in New York County, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof;
(b)    consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient forum and agrees not to plead or claim the same;
(c)    agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Person (or its Collateral Agent) at the address referred to in 5.01;
(d)    agrees that nothing herein shall affect the right of any other party hereto (or any First Lien Secured Party) to effect service of process in any other manner permitted by law or shall limit the right of any party hereto (or any First Lien Secured Party) to sue in any other jurisdiction; and
(e)    waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 5.08 any special, exemplary, punitive or consequential damages.
SECTION 5.09.     GOVERNING LAW; WAIVER OF JURY TRIAL.
(A)    THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS, EXCEPT AS REQUIRED BY MANDATORY PROVISIONS OF LAW.
(B)    EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.
SECTION 5.10.     Certain Foreign Collateral Matters.
(a)     Consent Under the Jersey Law Credit Agreement Security Agreements. Each party to this Agreement that has provided an acknowledgment to the Credit Agreement Collateral

Agent pursuant to a Credit Agreement Security Agreement governed by Jersey law (each a “Jersey Acknowledgment”), and has undertaken to notify the Credit Agreement Collateral Agent of any notice of any security interest or encumbrance over the Collateral or Securities (each as defined in such Jersey Acknowledgment) (each such party, a “Jersey Security Counterparty”), hereby notifies the Credit Agreement Collateral Agent, as collateral agent under such Credit Agreement Security Agreement, of its receipt of notice of the granting of a security interest or encumbrance over such Collateral or Securities (as appropriate) pursuant to the Notes Security Agreements. The Credit Agreement Collateral Agent hereby con-firms that each Jersey Security Counterparty's obligation to so notify the Credit Agreement Collateral Agent pursuant to its relevant Jersey Acknowledgment has been satisfied in respect of any notification received by such Jersey Security Counterparty relating to any security or encumbrance pursuant to the Notes Security Agreements.
(b)    Luxembourg Pledge Agreements. To effect the provisions of this Agreement, the Credit Agreement Collateral Agent agrees to execute the Luxembourg Pledge Agreements (as defined in the Indenture) in a form reasonably acceptable to it.
(c)    Dutch Pledge and Security Agreements. The Credit Agreement Collateral Agent hereby approves any security created in favor of the Notes Collateral Agent over the same Dutch assets and properties that have been secured in favor of the Credit Agreement Collateral Agent in connection with the Credit Agreement.
(d)    Swiss Security Assignment Agreement. Effective upon accession of Amdipharm AG as a party hereto (which accession shall be conclusive evidence of Amdipharm AG’s consent to this Section 5.10(d)), the Credit Agreement Collateral Agent will be deemed to hold the collateral assigned to it pursuant to the Swiss Security Assignment Agreement both on its behalf and for the benefit of the Credit Agreement Secured Parties and as gratuitous agent on behalf of the other Collateral Agents and for the benefit of the other First Lien Secured Parties. In addition, the Credit Agreement Collateral Agent agrees to execute an acknowledgment of the notification regarding the assignment of the claim for re-assignment of such collateral pursuant to the assignment agreement between Amdipharm AG as assignor and the Notes Collateral Agent to be entered into as part of the Swiss Pledge and Security Agreements.
SECTION 5.11 Headings. Article, Section and Annex headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.
SECTION 5.12.     Conflicts. In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any of the other First Lien Security Documents or Additional First Lien Documents, the provisions of this Agreement shall control.
SECTION 5.13. Provisions Solely to Define Relative Rights. The provisions of this Agreement are and are intended solely for the purpose of defining the relative rights of the First Lien Secured Parties in relation to one another. None of the Borrower, any other Grantor or any other creditor thereof shall have any rights or obligations hereunder, except as expressly provided in this Agreement (provided that nothing in this Agreement (other than Section 2.04, 2.05 or 2.09) is intended to or will amend, waive or otherwise modify the provisions of the Credit Agreement, the Indenture or any Additional First Lien Documents), and none of the Borrower or any other Grantor may rely on the terms hereof (other than Section 2.04, 2.05 or 2.09). Nothing in this Agreement is intended to or shall impair the obligations of any Grantor, which are absolute and unconditional, to pay the First Lien Obligations as and when the same shall become due and payable in accordance with their terms.

SECTION 5.14.     Additional First Lien Obligations. To the extent, but only to the extent permitted by the provisions of the Credit Agreement, the Indenture and the Additional First Lien Documents, the Borrower may incur Additional First Lien Obligations. Any such additional class or series of Additional First Lien Obligations (the “Senior Class Debt”) may be secured by a Lien and may be guaranteed by the Grantors on a pari passu basis, in each case under and pursuant to the Additional First Lien Documents, if and subject to the condition that the Collateral Agent of any such Senior Class Debt (each, a “Senior Class Debt Representative”), acting on behalf of the holders of such Senior Class Debt (such Collateral Agent and holders in respect of any Senior Class Debt being referred to as the “Senior Class Debt Parties”), becomes a party to this Agreement by satisfying the conditions set forth in clauses (i) through (iv) of the immediately succeeding paragraph.
In order for a Senior Class Debt Representative to become a party to this Agreement,
(i)    such Senior Class Debt Representative, the Applicable Authorized Representative and each Grantor shall have executed and delivered an instrument substantially in the form of Annex II (with such changes as may be reasonably approved by the Applicable Authorized Representative and such Senior Class Debt Representative) pursuant to which such Senior Class Debt Representative becomes a Collateral Agent and Additional Agent hereunder, and the Senior Class Debt in respect of which such Senior Class Debt Representative is the Collateral Agent and the related Senior Class Debt Parties become subject hereto and bound hereby;
(ii)    the Borrower shall have delivered to the Applicable Authorized Representative true and complete copies of each of the Additional First Lien Documents relating to such Senior Class Debt, certified as being true and correct by a Responsible Officer of the Borrower;
(iii)    the Borrower shall have delivered to the Applicable Authorized Representative an officer’s certificate stating that such Additional First Lien Obligations are permitted by each applicable Secured Credit Document to be incurred, or to the extent a consent is otherwise required to permit the incurrence of such Additional First Lien Obligations under any Secured Credit Document, each Grantor has obtained the requisite consent; and
(iv)    the Additional First Lien Documents, as applicable, relating to such Senior Class Debt shall provide, in a manner reasonably satisfactory to the Applicable Authorized Representative, that each Senior Class Debt Party with respect to such Senior Class Debt will be subject to and bound by the provisions of this Agreement in its capacity as a holder of such Senior Class Debt.
The execution and delivery of any Joinder shall not require the consent of any other party hereunder, and will be acknowledged by the Applicable Authorized Representative.
SECTION 5.15.     Integration. This Agreement together with the other Secured Credit Documents and the First Lien Security Documents represents the entire agreement of each of the Grantors and the First Lien Secured Parties with respect to the subject matter hereof and there are no promises, undertakings, representations or warranties by any Grantor, any Collateral Agent or any other First Lien Secured Party relative to the subject matter hereof not expressly set forth or referred to herein or in the other Secured Credit Documents or the First Lien Security Documents.
SECTION 5.16.     [Reserved].

SECTION 5.17.     Information Concerning Financial Condition of the Borrower and the other Grantors. In accordance with their respective First Lien Obligations documents, the Applicable Authorized Representative, the other Collateral Agents and the Secured Parties shall each be responsible for keeping themselves informed of (a) the financial condition of the Borrower and the other Grantors and all endorsers or guarantors of the First Lien Obligations and (b) all other circumstances bearing upon the risk of nonpayment of the First Lien Obligations; provided that nothing in this Section 5.17 shall impose a duty on the Notes Collateral Agent to inform itself or investigate the financial condition of the Borrower or other Grantors beyond that which may be required under the Indenture. The Applicable Authorized Representative, the other Collateral Agents and the Secured Parties shall have no duty to advise any other party hereunder of information known to it or them regarding such condition or any such circumstances or otherwise. In the event that the Applicable Authorized Representative, any other Collateral Agent or any Secured Party, in its sole discretion, undertakes at any time or from time to time to provide any such information to any other party, it shall be under no obligation to (i) make, and Applicable Authorized Representative, the other Collateral Agents and the Secured Parties shall not make or be deemed to have made, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided, (ii) provide any additional information or to provide any such information on any subsequent occasion, (iii) undertake any investigation or (iv) disclose any information that, pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.
SECTION 5.18.     Additional Grantors. The Borrower agrees that, if any Subsidiary of the Borrower shall become a Grantor after the date hereof, it will promptly cause such Subsidiary to become party hereto by executing and delivering an instrument in the form of Annex III. Upon such execution and delivery, such Subsidiary will become a Grantor hereunder with the same force and effect as if originally named as a Grantor herein. The execution and delivery of such instrument shall not require the consent of any other party hereunder, and will be acknowledged by the Applicable Authorized Representative. The rights and obligations of each Grantor hereunder shall remain in full force and effect notwithstanding the addition of any new Grantor as a party to this Agreement.
SECTION 5.19.     Further Assurances. Each Collateral Agent, on behalf of itself and each First Lien Secured Party under the applicable Credit Agreement, Indenture or Additional First Lien Debt Facility, agrees that it will take such further action and shall execute and deliver such additional documents and instruments (in recordable form, if requested) as the other parties hereto may reasonably request to effectuate the terms of, and the Lien priorities contemplated by, this Agreement.
SECTION 5.20.     Credit Agreement Collateral Agent and Notes Collateral Agent. It is understood and agreed that (a) the Credit Agreement Collateral Agent is entering into this Agreement in its capacity as administrative agent under the Credit Agreement and the provisions of Section 9 of the Credit Agreement applicable to it as administrative agent thereunder shall also apply to it as Applicable Authorized Representative hereunder, and (b) the Notes Collateral Agent is entering into this Agreement in its capacity as Trustee and Collateral Agent under the Indenture and as Notes Collateral Agent under the Notes Security Agreements and the provisions of the Indenture and the Notes Security Agreements granting or extending any rights, protections, privileges, indemnities and immunities to the Trustee, Collateral Agent or Notes Collateral Agent thereunder shall also apply to the Notes Collateral Agent hereunder.
For the avoidance of doubt, the parties hereto acknowledge that in no event shall the Credit Agreement Collateral Agent or Notes Collateral Agent be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether any such party has been advised of the likelihood of such loss or damage and regardless of the form of action.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

GOLDMAN SACHS BANK USA,
as Credit Agreement Collateral Agent and Applicable Authorized Representative

By:	"Elizabeth Fischer"
Name: Elizabeth Fischer
Title: Authorized Signatory

U.S. BANK NATIONAL ASSOCIATION,
as Notes Collateral Agent

By:	"Damien Daley"
Name: Damien Daley
Title: Assistant Vice President

CONCORDIA INTERNATIONAL CORP.

By:	"Mark Thompson"
Name: Mark Thompson
Title: Chief Executive Officer

CONCORDIA PHARMACEUTICALS INC., S.à r.l., a Luxembourg société à responsabilité limitée, having its registered office at 8-10, Avenue de la Gare, L-1610 Luxembourg, Grand-Duchy of Luxembourg, and registered with the R.C.S. under number B 200.344

By:	"Adeel Ahmad"
Name: Adeel Ahmad
Title: Director

CONCORDIA LABORATORIES INC., S.à r.l., a Luxembourg société à responsabilité limitée, having its registered office at 8-10, Avenue de la Gare, L-1610 Luxembourg, Grand-Duchy of Luxembourg, and registered with the R.C.S. under number B 200.376

By:	"Adeel Ahmad"
Name: Adeel Ahmad
Title: Director

CONCORDIA FINANCING (JERSEY) LIMITED

By:	"Geraldine O'Rourke"
Name: Geraldine O'Rourke
Title: Director

CONCORDIA INVESTMENTS (JERSEY) LIMITED

By:	"Geraldine O'Rourke"
Name: Geraldine O'Rourke
Title: Director

CONCORDIA HOLDINGS (JERSEY) LIMITED

By:	"Geraldine O'Rourke"
Name: Geraldine O'Rourke
Title: Director

CONCORDIA INVESTMENT HOLDINGS (UK) LIMITED

By:	"Vikram Kamath"
Name: Vikram Kamath
Title: Director

ANNEX I

Grantors

1.
Concordia Pharmaceuticals Inc., s.à r.l., a Luxembourg société à responsabilité limitée (private limited liability company), with a share capital of USD 5,000,000.-, having its registered office at 8-10, Avenue de la Gare, L-1610 Luxembourg, Grand-Duchy of Luxembourg and registered with the Registre de Commerce et des Sociétés, Luxembourg (Trade and Companies Register, Luxembourg) under number B 200.344

2.
Concordia Laboratories Inc., s.à r.l., a Luxembourg société à responsabilité limitée (private limited liability company), with a share capital of USD 500,000.-, having its registered office at 8-10, Avenue de la Gare, L-1610 Luxembourg, Grand-Duchy of Luxembourg and registered with the Registre de Commerce et des Sociétés, Luxembourg (Trade and Companies Register, Luxembourg) under number B 200.376

3.	Concordia Financing (Jersey) Limited, a Jersey corporation

4.	Concordia Investments (Jersey) Limited, a Jersey corporation

5.	Concordia Holdings (Jersey) Limited, a Jersey corporation

6.	Concordia Investment Holdings (UK) Limited, a British private limited company

ANNEX II

[FORM OF] JOINDER NO. [ ] dated as of [     ], 20[ ] to the FIRST LIEN INTERCREDITOR AGREEMENT dated as of October 13, 2016 (the “First Lien Intercreditor Agreement”), among Concordia International Corp., a corporation organized under the laws of the province of Ontario (the “Borrower”), the other Grantors party thereto, Goldman Sachs Bank USA, as collateral agent for the Credit Agreement Secured Parties (in such capacity and together with its successors in such capacity, the “Credit Agreement Collateral Agent”) and U.S. Bank National Association, as collateral agent for the Indenture Secured Parties (in such capacity and together with its successors in such capacity, the “Notes Collateral Agent”) and each Additional Agent from time to time party thereto for the Additional First Lien Secured Parties of the Series with respect to which it is acting in such capacity.
A.    Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the First Lien Intercreditor Agreement.
B.    As a condition to the ability of the Borrower or its Restricted Subsidiaries to incur Additional First Lien Obligations and to secure such Senior Class Debt with the Senior Lien and to have such Senior Class Debt guaranteed by the Grantors on a senior basis, in each case under and pursuant to the Additional First Lien Documents, the Senior Class Debt Representative in respect of such Senior Class Debt is required to become a Collateral Agent under, and such Senior Class Debt and the Senior Class Debt Parties in respect thereof are required to become subject to and bound by, the First Lien Intercreditor Agreement. Section 5.14 of the First Lien Intercreditor Agreement provides that such Senior Class Debt Representative may become a Collateral Agent under, and such Senior Class Debt and such Senior Class Debt Parties may become subject to and bound by, the First Lien Intercreditor Agreement, upon the execution and delivery by the Senior Class Debt Representative of an instrument in the form of this Joinder and the satisfaction of the other conditions set forth in Section 5.14 of the First Lien Intercreditor Agreement. The undersigned Senior Class Debt Representative (the “New Collateral Agent”) is executing this Joinder in accordance with the requirements of the First Lien Intercreditor Agreement.
Accordingly, the Applicable Authorized Representative and the New Collateral Agent agree as follows:
SECTION 1.    In accordance with Section 5.14 of the First Lien Intercreditor Agreement, the New Collateral Agent, by its signature below, becomes a Collateral Agent and Additional Agent under, and the related Senior Class Debt and Senior Class Debt Parties become subject to and bound by, the First Lien Intercreditor Agreement with the same force and effect as if the New Collateral Agent had originally been named therein as a Collateral Agent, and the New Collateral Agent, on behalf of itself and such Senior Class Debt Parties, hereby agrees to all the terms and provisions of the First Lien Intercreditor Agreement applicable to it as a Collateral Agent and to the Senior Class Debt Parties that it represents as Additional First Lien Secured Parties. Each reference to a “Collateral Agent” or an “Additional Agent” in the First Lien Intercreditor Agreement shall be deemed to include the New Collateral Agent. The First Lien Intercreditor Agreement is hereby incorporated herein by reference.

SECTION 2.    The New Collateral Agent represents and warrants to the Applicable Authorized Representative and the other First Lien Secured Parties that (i) it has full power and authority to enter into this Joinder, in its capacity as [agent] [trustee], (ii) this Joinder has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of such Agreement and (iii) the Additional First Lien Documents relating to such Senior Class Debt provide that, upon the New Collateral Agent’s entry into this Agreement, the Senior Class Debt Parties in respect of such Senior Class Debt will be subject to and bound by the provisions of the First Lien Intercreditor Agreement as Additional First Lien Secured Parties.

SECTION 3.    This Joinder may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Joinder shall become effective when the Applicable Authorized Representative shall have received a counterpart of this Joinder that bears the signature of the New Collateral Agent. Delivery of an executed signature page to this Joinder by facsimile transmission shall be effective as delivery of a manually signed counterpart of this Joinder.
SECTION 4.    Except as expressly supplemented hereby, the First Lien Intercreditor Agreement shall remain in full force and effect.
SECTION 5.    THIS JOINDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.
SECTION 6.    In case any one or more of the provisions contained in this Joinder should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the First Lien Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.
SECTION 7.    All communications and notices hereunder shall be in writing and given as provided in Section 5.01 of the First Lien Intercreditor Agreement. All communications and notices hereunder to the New Collateral Agent shall be given to it at the address set forth below its signature hereto.
SECTION 8.    The Borrower agrees to reimburse the Applicable Authorized Representative for its reasonable and documented out-of-pocket expenses in connection with this Joinder, including the reasonable and documented fees, other charges and disbursements of counsel for the Applicable Authorized Representative.
SECTION 9.    The New Collateral Agent is joining the First Lien Intercreditor Agreement in its capacity as Collateral Agent under the applicable Additional First Lien Documents governing such Additional First Lien Obligations and the provisions of such documents granting or extending any rights, protections, privileges, indemnities and immunities to the New Collateral Agent thereunder shall also apply to the New Collateral Agent under the First Lien Intercreditor Agreement.

IN WITNESS WHEREOF, the New Collateral Agent. the Applicable Authorized Representative and the Borrower have duly executed this Joinder to the First Lien Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW COLLATERAL AGENT], as
[ ] for the holders of
[ ],

By:
Name:
Title:

Address for notices:

attention of:

Telecopy:

Acknowledged by:

[_________________], as Applicable Authorized Representative

By:    ________________________________
    Name:
    Title:

CONCORDIA INTERNATIONAL CORP.

By:
Name:
Title:

ANNEX III
SUPPLEMENT NO. dated as of , to the FIRST LIEN INTERCREDITOR AGREEMENT dated as October 13, 2016 (the “First Lien Intercreditor Agreement”), among Concordia International Corp., a corporation organized under the laws of the province of Ontario (the “Borrower”), the other Grantors party thereto, Goldman Sachs Bank USA, as collateral agent for the Credit Agreement Secured Parties (in such capacity and together with its successors in such capacity, the “Credit Agreement Collateral Agent”) and U.S. Bank National Association, as collateral agent for the Indenture Secured Parties (in such capacity and together with its successors in such capacity, the “Notes Collateral Agent”) and each Additional Agent from time to time party thereto for the Additional First Lien Secured Parties of the Series with respect to which it is acting in such capacity.

A.    Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the First Lien Intercreditor Agreement.
B.    The Grantors have entered into the First Lien Intercreditor Agreement. Section 5.18 of the First Lien Intercreditor Agreement provides that, if any Subsidiary of the Borrower becomes a Grantor after the date of the First Lien Intercreditor Agreement, it will become party thereto by executing and delivering an instrument in the form of this Supplement. The undersigned Subsidiary (the “New Grantor”) is executing this Supplement in accordance with the requirements of the First Lien Intercreditor Agreement.
Accordingly, the Applicable Authorized Representative and the New Grantor agree as follows:
SECTION 1.    In accordance with Section 5.18 of the First Lien Intercreditor Agreement, the New Grantor, by its signature below, becomes a Grantor under the First Lien Intercreditor Agreement with the same force and effect as if originally named therein as a Grantor, and the New Grantor hereby agrees to all the terms and provisions of the First Lien Intercreditor Agreement applicable to it as a Grantor thereunder. Each reference to a “Grantor” in the First Lien Intercreditor Agreement shall be deemed to include the New Grantor. The First Lien Intercreditor Agreement is hereby incorporated herein by reference.
SECTION 2.    The New Grantor represents and warrants to the Applicable Authorized Representative and the other Secured Parties that this Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.
SECTION 3.    This Supplement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Supplement shall become effective when the Applicable Authorized Representative shall have received a counterpart of this Supplement that bears the signature of the New Grantor. Delivery of an executed signature page to this Supplement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Supplement.
SECTION 4.    Except as expressly supplemented hereby, the First Lien Intercreditor Agreement shall remain in full force and effect.
SECTION 5.    THIS SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 6.    In case any one or more of the provisions contained in this Supplement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the First Lien Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.
SECTION 7.    All communications and notices hereunder shall be in writing and given as provided in Section 5.01 of the First Lien Intercreditor Agreement. All communications and notices hereunder to the New Grantor shall be given to it in care of the Borrower as specified in the First Lien Intercreditor Agreement.
SECTION 8.    The Borrower agrees to reimburse the Applicable Authorized Representative for its reasonable and documented out-of-pocket expenses in connection with this Supplement, including the reasonable and documented fees, other charges and disbursements of counsel for the Applicable Authorized Representative.

IN WITNESS WHEREOF, the New Grantor, the Applicable Authorized Representative and the Borrower have duly executed this Supplement to the First Lien Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW GRANTOR],
By:
Name:
Title:

Acknowledged by:

[_________________], as Applicable Authorized Representative,

By:    ________________________________
    Name:
    Title:

CONCORDIA INTERNATIONAL CORP.

By:    ________________________________
    Name:
    Title: